SONGBIRD DEVELOPMENT INC.
108 Dnipropetrovska Doroha, Apt. 110
Odessa, Ukraine  65000
(415) 735-6610

February 5, 2014

Mr. Jay E. Ingram
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C.20549-4631

Re:	Songbird Development Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed January 23, 2014 File No. 333-191175

Dear Mr. Ingram,

Thank you for the review of our registration statement. We have amended our registration statement in response to your telephone conversation with David Lubin, please see our answers below:

Consent of Independent Registered Public Accounting Firm, Exhibit 23.2

1.	Please revise to provide a consent that refers to the proper audit report date of September 13, 2013.

The auditor has provided a corrected consent.

The company acknowledges that:

☐ Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

☐ The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

☐ The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will provide further information upon request.

Sincerely,

/s/ Igor Kaspruk
Igor Kaspruk
President